28 July 2008

08004534

SEC
Mail Processing
Section

AUG 06 2008

Washington, DC
101

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

PROCESSED
AUG 2 9 2008
THOMSON REUTERS

dlw 8/28

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

12g 3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:19 28-Jul-08
Number	0359A15

RNS Number : 0359A
Trinity Mirror PLC
28 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirro
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	

12g 3-2(b)

3. Full name of person(s) subject to the notification obligation:	Aviva plc & subsidiaries
4. Full name of shareholder(s) (if different from 3.):	Registered Hold BNY Norwich U Nominees Limit **2,729,210*** Chase GA Grou Nominees Limit **6,232,233*** Chase Nominees Limited **572,355'** CUIM Nominee Limited **1,637,224*** Delta Lloyd (Bel Life **662,100** Vidacos Nomine Limited **57,196*** * denotes direct in Chase Nominees Limited **930,934** Vidacos Nomine Limited

12g 3-2(b)

	141,165
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25 July 2008
6. Date on which issuer notified:	28 July 2008
7. Threshold(s) that is/are crossed or reached:	<5% to 5% Char at Combined Int level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting righ	
			Direct	Direct [x]	Indirect [xi]	Direct	Indir
Ordinary Shares GB0009039941	10,819,300	10,819,300	11,890,318	11,890,318	1,072,099	4.61%	0.42%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
12,962,417	5.03%

12g3-2(b)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:	
See Section 4	

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 257,690,355.
14. Contact name:	DIANE THIRKETTLE
15. Contact telephone number:	01603 687803

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	16:56 28-Jul-08
Number	0512A16

RNS Number : 0512A
Trinity Mirror PLC
28 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________	
3. Full name of person(s) subject to notification obligation:	Harris Associates L.P.

12g 3-2(b)

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	24/07/2008
6. Date on which issuer notified:	28/07/2008
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details:

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage o voting rights**	
				Direct	**Indirect**	**Direct**	**Indir**
Ordinary Shares	8,676,400	8,676,400	6,879,900	6,879,900		2.67%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g3-2(b)

Total (A+B)	
Number of voting rights	Percentage of voting rights
6,879,900	2.67%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	Harris Associates L.P.
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Sarah E. Grimm
15. Contact telephone name:	+1 (312) 621-0628

END

Close

12g 3-2(b)

apply.

30 July 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	11:19 30-Jul-08
Number	1987A11

RNS Number : 1987A
Trinity Mirror PLC
30 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirro
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

12g 3-2(b)

3. Full name of person(s) subject to the notification obligation:	Aviva plc & subsidiaries
4. Full name of shareholder(s) (if different from 3.):	Registered Hold BNY Norwich U Nominees Limit **3,167,869*** Chase GA Grou Nominees Limit **8,402,063*** Chase Nominees Limited **619,514** CUIM Nominee Limited **1,895,324*** Delta Lloyd (Bel Life **662,100** Vidacos Nomine Limited **57,196*** * denotes direct in Chase Nominees Limited **984,288** Vidacos Nomine Limited

12g 3-2(b)

	141,165
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	28 July 2008
6. Date on which issuer notified:	30 July 2008
7. Threshold(s) that is/are crossed or reached:	4% to 5% Chang at Direct Interest level
8. Notified details:	5% to 6% Chai Combined Ii level

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights** viii	**Number of shares**	**Number of voting rights** ix		**% of voting righ**	
			Direct	**Direct** x	**Indirect** xi	**Direct**	**Indir**
Ordinary Shares GB0009039941	12,962,417	12,962,417	14,804,066	14,804,066	1,125,453	5.74%	0.44%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	**Expiration date** xiii	**Exercise/ Conversion Period/ Date** xiv	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of vo rights**
N/A				

Total (A+B)

Number of voting rights	**% of voting rights**

12g 3-2(b)

15,929,519	6.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 257,690,355.
14. Contact name:	DIANE THIRKETTLE
15. Contact telephone number:	01603 687803

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

12g3-2(b)

therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

28 July 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

12g 3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	10:54 28-Jul-08
Number	9933Z10

RNS Number : 9933Z
Trinity Mirror PLC
28 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirro
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__________	

12g3-2(b)

3. Full name of person(s) subject to the notification obligation:	Aviva plc & subsidiaries
4. Full name of shareholder(s) (if different from 3.):	Registered Hold BNY Norwich U Nominees Limit **2,565,333*** Chase GA Grou Nominees Limit **5,439,218*** Chase Nominees Limited **554,676** CUIM Nominee Limited **1,540,777*** Delta Lloyd (Bel Life **662,100** Vidacos Nomine Limited **57,196*** * denotes direct in
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24 July 2008
6. Date on which issuer notified:	28 July 2008
7. Threshold(s) that is/are crossed or reached:	3% to 4% Chang

12g3-2(b)

	at Direct Interest level
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights** viii	**Number of shares**	**Number of voting rights** ix		**% of voting righ**	
			Direct	**Direct** x	**Indirect** xi	**Direct**	**Indir**
Ordinary Shares GB0009039941	8,885,342	8,885,342	10,819,300	10,819,300	Not Disclosable	4.20%	Not Disclo:

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	**Expiration date** xiii	**Exercise/ Conversion Period/ Date** xiv	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of v rights**
		N/A		

Total (A+B)	
Number of voting rights	**% of voting rights**
10,819,300	4.20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv**:**

12g3-2(b)

See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 257,790,355.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END